Exhibit 99.1

SKF Invests in a New Factory for Ball Bearings in India

GOTEBORG, Sweden--(BUSINESS WIRE)--April 26, 2007--SKF (NASDAQ:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB), through its subsidiary SKF India Ltd., has decided to build a new manufacturing site in Haridwar, Uttarakhand, for the manufacturing of ball bearings. The investment amounts to approximately SEK 250 million.

The strong and growing demand, mainly from the Indian two-wheeler industry, but also from a number of other customer segments, has led to the decision to increase the manufacturing capacity in India. The new factory will have a covered area of some 11 000 sq. meters and will increase SKF's manufacturing capacity of ball bearings in India with more than one third. The state-of-the-art factory is expected to be operational in March 2008 and will employ some 300 persons.

"We are very positive about the economic development in the country. Uttarakhand is an emerging industrial hub within the country. SKF's strategic move to increase production capacity through the Haridwar factory signifies our commitment not only to serve our customers effectively but also reinforces our leading position in the market", says Mr. Rakesh Makhija, Managing Director, SKF India Ltd.

SKF India Limited is the leading bearing company in India with manufacturing factories in Pune and Bangalore. The SKF Group has also a seals company in India with manufacturing facility in Bangalore.

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